SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

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Robert Crane Member of the Firm Direct Dial: (973) 643-5055 E-mail: mcrane@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

August 26, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Barbara C. Jacobs

Mark P. Shuman

Perry Hindin

Adam Halper

Re:          Computer Horizons Corp.
Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed:  August 19, 2005
File No.:   000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed:  July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (“CHC”), to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2005 (the “Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.

•      The Crescendo group should disclose the ownership by any of its members of shares of Analysts common stock, even if such ownership is not technically deemed to be beneficial ownership under Section 13D of the Exchange Act because their disclosure would otherwise be incomplete.  Furthermore, the failure to disclose such ownership, or the shorting of Analysts shares by any member of the Crescendo group or their affiliates would be misleading under Rule 14a-9.

•      We note that a member of the Crescendo group, Richard L. Scott, was the CEO of Columbia/HCA Healthcare Corporation (“Columbia/HCA”) and another member, Stephen T. Braun, was Senior Vice President and General Counsel of Columbia/HCA.  We further note that Columbia/HCA pleaded guilty to 14 criminal counts and eventually paid a total of $1.7 billion in fines to the federal government.  Although we do not know whether Mr. Scott or Mr. Braun were individually sanctioned by the federal government (including the Commission), we believe that any sanction or reprimand from the Commission should be disclosed, including the terms of such sanction or reprimand.  This is particularly true since Mr. Scott and Mr. Braun have acted in other than a pure investment capacity by actively selecting a slate of nominee directors for the purposes of taking control of CHC.

•      We note that Karl L. Meyer has been selected by Crescendo to be one of its director nominees.  Mr. Meyer previously served as a director of CHC from May 2003 until May 2004.  Mr. Meyer was nominated by a former dissident shareholder and was not re-nominated to CHC’s board of directors.  After his service as a member of CHC’s board, Mr. Meyer discussed financial and other information concerning CHC with a financial analyst in March 2005.  For example, the financial analyst stated the following:

“[I]t seems that he was trying to influence me in making adjustments to the model because in his opinion the SGA [sic] should be much higher and the profits should be much lower.  However, the reason for which he is doing that can be questioned, having in mind that he was part of the team that tried to take over [CHC].  He wanted me not tell [CHC] about this discussion.”

During the course of his communications, Mr. Meyer attempted to negatively influence the analyst’s forecasts and his financial recommendations with respect to CHC.  Specifically, Mr. Meyer asked the analyst to lower his forecasts for certain of CHC’s expenses and profits well below the figures provided by CHC’s management.  Mr. Meyer stated the following:

“It appears you have agreed with management’s guidance for 2005, which assumes a[n] overall 10% revenue increase over 2004.  Assuming 2004 SG&A/Revenue % and 2005 Corp. $19 million, the 2005 SG & A would be $73 million v. your $64 million, i.e. a $9 million improvement, net of the PeopleSoft costs.  Management claimed the realignment would save $5 million annually.”

Upon learning of these communications, CHC sent a letter to Mr. Meyer requesting that he cease such discussions.  CHC believes, however, that the information conveyed by Mr. Meyer to the analyst may have included non-public inside information gained by Mr. Meyer during his service as a board member.  If so, Mr. Meyer may have breached certain fiduciary obligations to CHC and its shareholders.  Additionally, he may have violated CHC’s Code of Business Conduct.  Furthermore, CHC has been advised that Mr. Meyer also spoke with others regarding this and other information.  Thus, we request that Crescendo be forced to disclose when they began speaking with Mr. Meyer about CHC and the substance of those discussions because it is CHC’s belief that Mr. Meyer is an unsuitable nominee for director given his willingness to harm CHC.  Furthermore, based upon the above, we believe it is possible that Crescendo may have begun purchasing shares of CHC common stock based upon material, non-public information.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:           William J. Murphy

Michael C. Caulfield, Esq.